Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

June 28, 2007

Dear Stockholders and Members:

On July 9th, you must decide whether to merge two of the world’s largest and most advanced futures exchanges. Combining CBOT Holdings with Chicago Mercantile Exchange Holdings (CME) will dramatically change our business and create the largest and most competitive global futures exchange.

VOTE FOR GROWTH AND A STRONG FUTURE

The Boards of Directors of CBOT Holdings and the Chicago Board of Trade (CBOT) firmly believe that this is the best course of action for our exchange. We see our two organizations as well-matched and ready to work together from Day One following the closing of the transaction. We are fully committed to making this transaction a reality and making it work for all of our stakeholders – stockholders, members, customers and the greater financial community.

We believe that the work that we have done together to prepare for the integration of our organizations will begin to pay off immediately. As a result of these reasons, and many more, we strongly recommend that CBOT Holdings stockholders vote FOR the adoption of the agreement and plan of merger, and that CBOT members vote FOR the matters related to the merger as described in the joint proxy statement/prospectus and the supplement.

We also urge you to see through ICE’s campaign against the CME deal. In our view, the ICE proposal is simply no match for the CME transaction.

THE VALUE OF THE ICE PROPOSAL IS UNCERTAIN

There is no guarantee that any premium in short-term value based on ICE’s current stock price will be there months from now when an ICE deal could be completed. A number of analysts have noted that ICE’s stock price includes a premium anticipating that ICE itself will be acquired by a third party. Institutional Shareholder Services (ISS), a leading independent U.S. proxy advisory firm, also concluded that ICE’s stock price included a takeover premium. That premium wouldn’t be there in an ICE/CBOT transaction. It is misleading to compare 1.42 times ICE’s current stock price to the very real, very tangible, and very realizable value inherent in a transaction with CME.

DON’T BET THE FRANCHISE ON UNTESTED PROMISES

ICE is dramatically downplaying the risk to our business from an ICE/CBOT combination. The functionality and scale of ICE’s clearing and electronic trading platforms would have to be significantly increased to support our customers and trading volume. ICE has no experience integrating a business on the scale of CBOT.

Do you want CBOT to be ICE’s guinea pig for integration? Are you willing to risk the CBOT franchise — and your personal CBOT ownership stake — to find out?

June 28, 2007

By contrast, a combination with CME presents relatively low integration and execution risk:

•	CME and CBOT have a proven track record in integration with successful implementation of the Common Clearing Link

•	CME and CBOT are planning to migrate CBOT electronic trading to Globex by Q1 2008

•	CME and CBOT are targeting floor consolidation by Q2 2008

ISS CITES INTEGRATION RISK AS KEY FACTOR IN RECOMMENDATION

In its recommendation of the CME/CBOT combination, ISS noted the importance of integration: “The functionality and scale of a derivative exchange’s clearing and electronic trading platform are critical components for successful integration…More important than scale, however, is functionality. In a merger with CME, integration risk is low because, among other things, CME and CBOT have already completed a common clearing link in 2003. This common clearing link also gives CBOT/CME a leg up in the amount of time it would take to complete the integration.”*

TWO YEARS IS A LONG TIME TO WAIT

ICE itself has acknowledged that it could take two years of technological integration planning and execution to get a functional, fully integrated platform that could support the volume and functionality of the CBOT. The independent technology consultants who reviewed the integration aspects of a potential ICE deal concluded that the two-year timeline, while possible, was aggressive and carried risk. Do you want to wait two years to find out if ICE can do it? During that time, our competitors, including CME, would be aggressively pursuing our customers, products and liquidity pools.

There are other, clear advantages for you from the CME/CBOT transaction, including the special cash dividend of $9.14 per share of Class A common stock. Full members with 27,338 shares would receive approximately $250,000. The dividend would be paid just prior to the closing of the transaction. In addition, the CME/CBOT merger agreement provides better protection of members’ rights, and a purchase offer and guarantee for the CBOE exercise rights that gives ERP holders the ability to participate in any upside from the pending exercise rights litigation.

WE URGE YOU TO VOTE “FOR” THE TRANSACTION WITH CME

•	You may vote in advance of the July 9th meetings:

•

By mail: by completing, signing and dating the enclosed WHITE STOCKHOLDER PROXY CARD (to vote your shares of CBOT Holdings Class A common stock) and BLUE MEMBER PROXY CARD (to vote your Series B-1 and Series B-2 memberships of CBOT), and returning them in the postage-paid envelopes provided;

•	Online: by going to http://proxy.georgeson.com and following the steps described on that website to vote both your shares and your membership; or

•	By phone:

•	to vote your shares — by calling 1-800-732-4052

•	to vote your membership — by calling 1-800-786-8302

EVERY VOTE IS IMPORTANT – PLEASE VOTE TODAY

June 28, 2007

You will need information from the enclosed WHITE STOCKHOLDER PROXY CARD and BLUE MEMBER PROXY CARD to vote online or by phone.

•	The deadline for voting online or by phone is 5:00 pm, Eastern Daylight Time, on July 8, 2007.

•

Even if you plan on attending the meetings and voting in person, we encourage you to vote both your shares and your membership ahead of time by one of these methods to ensure your shares and membership are represented at the meetings.

•	You can change your vote at any time prior to the vote at the meetings. Your last vote is the vote that counts.

•	If you are a B-1 or B-2 member and a stockholder, you have to vote your membership and your shares separately.

•

If you hold your shares of CBOT Holdings Class A common stock through a broker, bank or other holder of record (rather than in your name at Computershare), you must check the proxy and voting instructions sent to you by that entity to see what options are available to you.

Every vote is important. If you fail to vote or if you abstain, it will count as a vote “AGAINST” the CME merger because the required vote is a majority of the outstanding shares of CBOT Holdings Class A common stock. Any vote to adjourn or postpone a meeting to solicit additional proxies will require the affirmative vote of the holders of a majority of the votes cast. Abstentions will not count as votes cast and will not affect a vote on adjournment.

If you previously submitted a proxy for the meetings on July 9, 2007, you do not need to complete and submit the enclosed WHITE STOCKHOLDER PROXY CARD and BLUE MEMBER PROXY CARD unless you desire to revoke your previous vote. If you previously submitted a proxy for the meetings on July 9, 2007, and you wish to change your vote, you may do so by following the instructions on the enclosed WHITE STOCKHOLDER PROXY CARD and BLUE MEMBER PROXY CARD.

We are confident that CBOT and CME together will provide better overall value for our stockholders and members and will create the world’s most competitive futures exchange.

On behalf of the boards of CBOT Holdings and CBOT, we urge CBOT Holdings stockholders to vote FOR the adoption of the agreement and plan of merger, and we urge CBOT members to vote FOR the matters related to the merger as described in the joint proxy statement / prospectus and the supplement.

Sincerely,

Charles P. Carey	Bernard W. Dan
Chairman	President and CEO

EVERY VOTE IS IMPORTANT – PLEASE VOTE TODAY

June 28, 2007

*Permission to use quotes neither sought nor received.

Forward-Looking Statements

Certain statements in this presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and includes any use of the words “may,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue”. These statements are based on management’s current expectations and involve assumptions that may be subject to change or risks and uncertainties that could cause actual results to differ materially from those set forth in the statements. Accordingly, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statement contained in this presentation. The factors that may affect our performance may be found in the joint proxy statement/prospectus, as supplemented, described below and the Annual Report on Form 10-K and other periodic reports filed by CBOT Holdings, Inc. with the U.S. Securities and Exchange Commission (“SEC”). These filings can be obtained at the SEC’s website at www.sec.gov. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Merger Information

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and the Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties have filed relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus, as supplemented, regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION, AS SUPPLEMENTED, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus and the supplement thereto, as well as the other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the supplement thereto can also be obtained without charge by directing a request to CBOT Holdings, Inc., Attn: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT and its respective directors and executive officers and other members of management and employees and other CBOT members may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in CBOT’s proxy statement for its 2007 annual meeting of stockholders, dated March 29, 2007. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus, as supplemented, and the other relevant documents filed with the SEC. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended

###

EVERY VOTE IS IMPORTANT – PLEASE VOTE TODAY

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

CBOT Holdings, Inc.

P R O X Y

CBOT HOLDINGS, INC.

141 West Jackson Blvd, Chicago, Illinois 60604

STOCKHOLDER PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE

SPECIAL MEETING ON JULY 9, 2007.

Bernard W. Dan, Glen M. Johnson and Paul J. Draths (the “Proxyholders”), and each of them, each with the power of substitution, are hereby appointed as proxy and authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the special meeting of stockholders of CBOT Holdings, Inc. (“CBOT Holdings”), to be held on July 9, 2007 at 3:00 p.m., Central Time, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois, and any adjournments or postponements thereof (the “Special Meeting”).

Special Note to CBOT Series B-1 and B-2 Members: If you also were a Series B-1 or Series B-2 member of record of CBOT as of May 29, 2007, you also are entitled to vote your membership interest at a special CBOT members meeting to be held at 2:30 p.m., Central Time, on July 9, 2007, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois. In order to cast your CBOT member vote at the special meeting of CBOT members, please follow the instructions on the separate CBOT members proxy card that was sent to you in a separate proxy mailing. Please note that the special meeting of CBOT Holdings stockholders and the special meeting of CBOT members are separate meetings. Accordingly, you must separately cast your vote for each meeting. Simply casting your vote for the CBOT Holdings special stockholders meeting via this proxy will not count as a vote at the special meeting of CBOT members.

Shares represented by this proxy will be voted as directed by the stockholder. If no such directions are indicated, the Proxyholders will vote FOR proposal 1 and proposal 2. In their discretion, the Proxyholders are authorized to vote upon such other business as may properly come before the Special Meeting.

PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

SEE REVERSE SIDE: If you wish to vote in accordance with the Board of Directors’ recommendations, just sign and date on the reverse side. You need not mark any boxes.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

CBOT HOLDINGS, INC. OFFERS STOCKHOLDERS OF RECORD

THREE WAYS TO VOTE YOUR PROXY

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had returned your proxy card. We encourage you to use these cost effective and convenient ways of voting, 24 hours a day, 7 days a week.

TELEPHONE VOTING	INTERNET VOTING	VOTING BY MAIL

This method of voting is available for residents of the U.S. and Canada. On a touch tone telephone, call TOLL FREE 1-800-732-4052, 24 hours a day, 7 days a week. Have this proxy card ready, then follow the prerecorded instructions. Your vote will be confirmed and cast as you have directed. Available 24 hours a day, 7 days a week until 5:00 p.m. Eastern Daylight Time on July 8, 2007.

Visit the Internet voting Web site at http://proxy.georgeson.com.

Have this proxy card ready and follow the instructions on your screen. You will incur only your usual Internet charges. Available 24 hours a day, 7 days a week until 5:00 p.m. Eastern Daylight Time on July 8, 2007.

Simply sign and date your proxy card and return it in the postage-paid envelope to Georgeson Inc., Wall Street Station, P.O. Box 1100, New York, NY 10269-0646. If you are voting by telephone or the Internet, please do not mail your proxy card.

Ú DETACH BELOW AND RETURN USING THE ENVELOPE PROVIDED ONLY IF YOU ARE VOTING BY MAIL Ú

☒	Please mark votes as in this example.

The Board of Directors unanimously recommends a vote FOR each of these proposals.
	FOR	AGAINST	ABSTAIN

1.        Proposal to adopt the Agreement and Plan of Merger, dated as of October 17, 2006, among Chicago Mercantile Exchange Holdings Inc., CBOT Holdings and Board of Trade of the City of Chicago, Inc., as amended as of December 20, 2006 and May 11, 2007 and as it may be further amended from time to time, pursuant to which CBOT Holdings will merge with and into Chicago Mercantile Exchange Holdings Inc.

	☐	☐	☐

2. To vote upon an adjournment or postponement of the CBOT Holdings special meeting, if necessary, to solicit additional proxies.	☐	☐	☐

In their discretion, the Proxyholders are authorized to vote upon such other business as may properly be brought before the CBOT Holdings special meeting or any adjournments or postponements of the CBOT Holdings special meeting.

Authorized Signatures — This section must be completed for your instructions to be executed. — Date and Sign Below

Date , 2007

Signature

Signature
(Please sign exactly as your name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.)

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE

Chicago Board of Trade

P R O X Y

BOARD OF TRADE OF THE CITY OF CHICAGO, INC.

141 West Jackson Blvd, Chicago, Illinois 60604

MEMBER PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE

SPECIAL MEETING ON JULY 9, 2007.

Bernard W. Dan, Glen M. Johnson and Paul J. Draths (the “Proxyholders”), and each of them, each with the power of substitution, are hereby appointed as proxy and authorized to represent and vote all of the undersigned’s Series B-1 and B-2 memberships, with all the powers which the undersigned would possess if personally present, at the special meeting of the members of the Board of Trade of the City of Chicago, Inc. (“CBOT”), to be held on July 9, 2007 at 2:30 p.m., Central Time, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois, and any adjournments or postponements thereof (the “Special Meeting”).

Special Note to CBOT Holdings Stockholders: If you also were a holder of record of CBOT Holdings Class A common stock as of May 29, 2007, you also are entitled to vote your shares at a special meeting of CBOT Holdings stockholders to be held at 3:00 p.m., Central Time, on July 9, 2007, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois. In order to vote your CBOT Holdings Class A common stock, please follow the instructions on the separate CBOT Holdings stockholder proxy card that was sent to you in a separate proxy mailing. Please note that the special meeting of CBOT Holdings stockholders and the special meeting of CBOT members are separate meetings. Accordingly, you must separately cast your vote for each meeting. Simply casting your vote for the special meeting of CBOT members via this proxy will not count as a vote at the CBOT Holdings special stockholders meeting.

Memberships represented by this proxy will be voted as directed on the reverse side. If no such directions are indicated, the Proxyholders will vote FOR proposal 1, proposal 2 and proposal 3. In their discretion, the Proxyholders are authorized to vote upon such other business as may properly come before the Special Meeting.

PLEASE COMPLETE, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

If you vote by telephone or the Internet, please DO NOT mail back this proxy card.

SEE REVERSE SIDE: If you wish to vote in accordance with the Board of Directors’ recommendations, just sign and date on the reverse side. You need not mark any boxes.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

CBOT OFFERS MEMBERS OF RECORD

THREE WAYS TO VOTE YOUR PROXY

Your telephone or Internet vote authorizes the named proxies to vote your memberships in the same manner as if you had returned your proxy card. We encourage you to use these cost effective and convenient ways of voting, 24 hours a day, 7 days a week.

TELEPHONE VOTING	INTERNET VOTING	VOTING BY MAIL

This method of voting is available for residents of the U.S. and Canada. On a touch tone telephone, call TOLL FREE 1-800-786-8302, 24 hours a day, 7 days a week. Have this proxy card ready, then follow the prerecorded instructions. Your vote will be confirmed and cast as you have directed. Available 24 hours a day, 7 days a week until 5:00 p.m. Eastern Daylight Time on July 8, 2007.

Visit the Internet voting Web site at http://proxy.georgeson.com.

Have this proxy card ready and follow the instructions on your screen. You will incur only your usual Internet charges. Available 24 hours a day, 7 days a week until 5:00 p.m. Eastern Daylight Time on July 8, 2007.

Simply sign and date your proxy card and return it in the postage-paid envelope to Georgeson Inc., Wall Street Station, P.O. Box 1100, New York, NY 10269-0646. If you are voting by telephone or the Internet, please do not mail your proxy card.

Ú DETACH BELOW AND RETURN USING THE ENVELOPE PROVIDED ONLY IF YOU ARE VOTING BY MAIL Ú

☒	Please mark votes as in this example.

The Board of Directors unanimously recommends a vote FOR each of these proposals.
		FOR	AGAINST	ABSTAIN
1.	Proposal that CBOT Holdings, Inc. repurchase the outstanding share of Class B common stock of CBOT Holdings, Inc. held by the CBOT Subsidiary Voting Trust immediately prior to the completion of the merger of CBOT Holdings, Inc. with and into Chicago Mercantile Exchange Holdings Inc.	☐	☐	☐

2.	Approval of the amended and restated certificate of incorporation of CBOT to become effective concurrently with the completion of the merger of CBOT Holdings, Inc. with and into Chicago Mercantile Exchange Holdings Inc.	☐	☐	☐

3.	To vote upon an adjournment or postponement of the CBOT special meeting, if necessary, to solicit additional proxies.	☐	☐	☐

In their discretion, the Proxyholders are authorized to vote upon such other business as may properly be brought before the CBOT special meeting or any adjournments or postponements of the CBOT special meeting.

Authorized Signature — This section must be completed for your instructions to be executed. — Date and Sign Below

Date , 2007

Signature

(Please sign exactly as your name appears herein.)